UNITED STATES OF AMERICA

          BEFORE THE SECURITIES AND EXCHANGE COMMISSION

                        WASHINGTON, D.C.


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                                                :
          In the Matter of                      :
                                                :
     ENTERGY GULF STATES, INC.                  :    CERTIFICATE PURSUANT TO
                                                :             RULE 24
          File No. 70-9751                      :
                                                :
 (Public Utility Holding Company Act of 1935)   :
                                                :
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           This  is  to  certify, pursuant to Rule 24  under  the
Public Utility Holding Company Act of 1935, as amended, that the transactions described below, which were proposed by Entergy Gulf
States, Inc. (the "Company") in its Application-Declaration, as amended, in the above file, have been carried out in accordance with the terms and conditions of and for the purposes represented by said Application-Declaration, as amended, and pursuant to the order of the Securities and Exchange Commission with respect thereto dated December 26, 2000.

           On August 22, 2001, the Company issued and sold, by private placement, to Morgan Stanley & Co. Incorporated, ABN AMRO Incorporated, Barclays Capital Inc., BNP Paribas Securities Corp., Credit Lyonnais Securities (USA) Inc., Mizubo International plc, and Scotia Capital (USA) Inc., as initial purchasers, $300,000,000 of its First Mortgage Bonds, Floating Rate Series due September 1, 2004 (the "Bonds"), issued pursuant to the Sixtieth Supplemental Indenture to the Company's Mortgage and Deed of Trust, as supplemented. A portion of the proceeds of such sale are to be used to reduce short-term debt that was incurred to repay at maturity $122,750,000 of the Company's 6.41% First Mortgage Bonds due August 1, 2001 and to repay at maturity $150,000,000 of the Company's 8.21% First Mortgage Bonds due January 1, 2002.

     Attached hereto are:

          Exhibit A-2(a) - Execution  form of  the  Sixtieth
                           Supplemental Indenture relating  to  the
                           Bonds.

          Exhibit B-9(a) - Execution  form of  the  Purchase
                           Agreement relating to the Bonds.

          Exhibit F-1(a) - Post-effective opinion of Orgain, Bell &
                           Tucker, L.L.P., counsel for the Company.

          Exhibit F-2(a) - Post-effective opinion of Denise C.
                           Redmann,  Assistant  General  Counsel  -
                           Corporate  and  Securities  of   Entergy
                           Services, Inc., counsel for the Company.

          Exhibit F-3(a) - Post-effective opinion of  Thelen
                           Reid  &  Priest  LLP,  counsel  for  the
                           Company.

           IN WITNESS WHEREOF, Entergy Gulf States, Inc. has caused this certificate to be executed this the 10th day of September, 2001.


                                 ENTERGY GULF STATES, INC.



                                 By:   /s/ Steven C. McNeal
                                         Steven C. McNeal
                                   Vice President and Treasurer